VANDA PHARMACEUTICALS INC.
9605 MEDICAL CENTER DRIVE
SUITE 300
ROCKVILLE, MARYLAND 20850
April 7, 2006
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0601
Attn: Mary Fraser, Esq.

Re:	Vanda Pharmaceuticals Inc.
Registration Statement on Form S-1 (File No. 333-116384)
Dear Ms. Fraser:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vanda Pharmaceuticals Inc. hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective at 2:00 p.m. Eastern Time on Tuesday, April 11, 2006, or as soon thereafter as practicable.
     The Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     By separate letter, the underwriters of the issuance of the securities being registered will join in this request for acceleration.

Securities and Exchange Commission
Division of Corporate Finance
April 7, 2006

     Thank you for your attention to this matter.

Very truly yours, Vanda Pharmaceuticals Inc.
By:	/s/ Mihael H. Polymeropoulos, M.D.
Mihael H. Polymeropoulos, M.D.
Chief Executive Officer

cc:	Steven A. Shallcross, Vanda Pharmaceuticals Inc.
Jay K. Hachigian, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Gregg A. Griner, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Steven L. Baglio, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Richard Truesdell, Davis Polk & Wardwell
Jeffrey Pohlman, Davis Polk & Wardwell